July 13, 2009

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Magellan Midstream Partners, L.P.

Amendment No. 2 to the Registration Statement on Form S-4

Filed July 13, 2009

File Number 333-158444

Magellan Midstream Partners, L.P.

Quarterly Report on Form 10-Q/A for the Quarter Ended March 31, 2009

Filed July 10, 2009

File Number 001 - 16335

Magellan Midstream Holdings, L.P.

Quarterly Report on Form 10-Q/A for the Quarter Ended March 31, 2009

Filed July 10, 2009

File Number 001 - 32745

Ladies and Gentlemen:

Magellan Midstream Partners, L.P. (“MMP”) has on the date hereof filed through EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Form S-4”), which includes the joint proxy statement/prospectus of MMP and Magellan Midstream Holdings, L.P. (“MGG”) (“Amendment No. 2 to the Form S-4”).

The Amendment No. 2 to the Form S-4 reflects only updated business information with respect to MMP and MGG and revisions responsive to oral comments given by the staff of the Securities and Exchange Commission (the “Staff”) to Vinson & Elkins L.L.P.

In addition, pursuant to the Staff’s letter dated June 8, 2009 related to MGG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and the response letter from MGG to the Staff dated June 17, 2009, MGG filed an amended Quarterly Report on Form 10-Q/A on July 10, 2009 in response to the comment set forth in the Staff’s June 8, 2009 letter. Also on July 10, 2009, MMP filed a corresponding amended Quarterly Report on Form 10-Q/A.

If you have any questions regarding this letter or the documents referenced herein please contact Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020 or Kathryn Still of the same firm at (212) 237-0044.

MMP and MGG respectfully advise the Staff that MMP intends to file a request for acceleration of the effectiveness of the Registration Statement as soon as possible following the filing of Amendment No. 2 to the Form S-4 in order to mail the joint proxy statement/prospectus to MMP and MGG unitholders as soon as possible.

Very truly yours,

VINSON & ELKINS L.L.P.

/s/ Michael Swidler
Michael Swidler

cc:

Gary Newberry

Chris White

Tracey McNeil

Securities and Exchange Commission

Lonny E. Townsend

General Counsel,

Magellan Midstream Partners, L.P.

Magellan Midstream Holdings, L.P.

Christine B. LaFollette

J. Vincent Kendrick

Akin Gump Strauss Hauer & Feld LLP